CONSENT OF SLR CONSULTING (CANADA)

The undersigned hereby consents to the use of their report titled "Technical Report on the Cote Gold Project, Ontario, Canada" with an effective date of October 18, 2021 and dated November 26, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2021, (ii) the Registration Statement on Form F-10 (File No. 333-238310) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

                /s/ Jason J. Cox
_________________________
By:     Jason J. Cox, P. Eng
Global Technical Director - Canada Mining Advisory
SLR Consulting (Canada)

Dated: February 24, 2022